[NOVASTAR FINANCIAL, INC. LETTERHEAD]
April 18, 2011
VIA Facsimile (703) 813-6984 and EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Folake Ayoola
Re:	NovaStar Financial, Inc. (the “Company”) Amendment No. 4 to Registration Statement on Form S-4 File No. 333-171115 (the “Registration Statement”)
We hereby withdraw our previous request for acceleration of the effective date of our Registration Statement, as amended, as requested in our letter to you dated April 14, 2011.
We anticipate filing Amendment No. 5 to Form S-4 this week and will submit a request for acceleration of the effective date of our Registration Statement, as amended, soon thereafter.

Very truly yours,
/s/ Rodney E. Schwatken
Rodney E. Schwatken
Chief Financial Officer and Chief Accounting Officer of NovaStar Financial, Inc.
cc:   Gregory G. Johnson, Esq.